Exhibit 3.140(a)

ARTICLES OF RESTATEMENT OF

STONEHENGE CLUB, INC.

The undersigned corporation, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes the following articles of restatement and sets forth:

1.         The name of the corporation immediately prior to restatement is Stonehenge Club, Inc.

2.         The restatement contains an amendment to the articles of incorporation.

3.         The text of the amended and restated articles of incorporation is attached hereto.

4.         The restatement was adopted by the corporation on November 9, 2010.

5.         The restatement was adopted by unanimous consent of the shareholders.

Executed in the name of the corporation by:

/s/ Ingrid Keiser	November 10, 2010.

Ingrid Keiser	Secretary

0443288 6	(telephone number (optional))

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

STONEHENGE CLUB, INC.

Pursuant to Section 13.1-711 of the Virginia Stock Corporation Act, the Articles of Incorporation of Stonehenge Club, Inc. are hereby amended and restated to read as follows:

FIRST. The name of the corporation is Stonehenge Club, Inc. (the “Corporation”).

SECOND. A. The name of the corporation’s registered agent is Corporation Service Company.

B. The registered agent is (mark appropriate box):

(1)	an individual who is a resident of Virginia and
☐ an initial director of the corporation.
☐ a member of the Virginia State Bar.

OR

(2)	☒ a domestic or foreign stock or nonstock corporation, limited liability company or registered limited liability partnership authorized to transact business in Virginia.

THIRD. The Corporation has been formed for the following purposes:

(a)       to own that certain parcel of real property, together with all improvements located thereon, currently known as Stonehenge Golf & Country Club, in the City of Richmond, State of Virginia (the “Property”) and to operate or cause the Property to be operated;

(b)      to engage in any activities necessary to purchase, acquire, own, hold, sell, endorse, transfer, assign, pledge, lease, mortgage and finance the Property including, without limitation, the grant of a security interest in or mortgage on such Property;

(c)       to engage in any activities necessary to hold, receive, exchange, otherwise dispose of and otherwise deal in and exercise all rights, powers, privileges, and all other incidents of ownerships or possession with respect to all of the Corporation’s property;

(d)      to engage in any activities necessary to authorize, execute and deliver any agreement, notice or document in connection with the activities described above, including the filing of any notices, applications and other documents necessary or advisable to comply with any applicable laws, statutes, rules and regulations; and

(e)       to engage in any lawful activities and to exercise such powers permitted to corporations under the Virginia Stock Corporation Act.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $1.00 per share, and are to be of one class.

FIFTH. [Reserved]

SIXTH. Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH.

(a)       The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s Board of Directors.

(b)      The number of directors of the Corporation shall be as from time to time fixed by the Corporation’s Board of Directors, or in the manner provided in the By-Laws of the Corporation.

EIGHTH. In furtherance and not in limitation of the powers conferred by the laws of the Commonwealth of Virginia,  the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-Laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any By-Law whether adopted by them or otherwise.

NINTH.  The Corporation shall respect and appropriately document the separate and independent nature of its activities, as compared with those of any other person or entity, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Corporation is an entity with assets and liabilities distinct from those of any other person or entity.

TENTH. [Reserved.]

ELEVENTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under Virginia Stock Corporation Act as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TWELFTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, and other provisions authorized by the laws of the Commonwealth of Virginia at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Amended and Restated Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this article.

THIRTEENTH. [Reserved.].

FOURTEENTH. The Corporation shall not, without the unanimous vote of the entire Board of Directors without any vacancies, institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or seek or consent to, reorganization or relief under any applicable federal or state law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of this Corporation or a substantial part of its property; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due; or take any corporate action in furtherance of any such action; or take or consent to any of the foregoing actions with respect to any subsidiary of the Corporation.

FIFTEENTH: Corporate action required or permitted by Chapter 9 of the Virginia Stock Corporation Act may be taken without a meeting and without prior notice, if the corporate action is taken by a written consent signed by shareholders who would be entitled to vote at a meeting of holders of outstanding shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the corporate action at a meeting at which all shareholders entitled to vote thereon were present and voted.

SIXTEENTH. These Amended and Restated Articles of Incorporation were duly approved by the Board of Directors and the shareholders of the Corporation by unanimous written consents dated November 9, 2010 pursuant to Section 13.1-711 of the Virginia Stock Corporation Act. These Amended and Restated Articles of Incorporation supersede the original articles of incorporation and all amendments to them.